September 14, 2012

VIA EDGAR

Mellissa Campbell Duru, Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Heska Corporation
Schedule TO-I filed August 27, 2012
File No. 005-51279

Dear Ms. Duru:

Heska Corporation, a Delaware corporation, has filed Amendment No. 1 to its tender offer statement on Schedule TO (File No. 005-51279), which was originally filed with the Securities and Exchange Commission on August 27, 2012, and which relates to Heska’s tender offer to purchase for cash all shares of its common stock held by stockholders who owned 99 or fewer shares as of the close of business on August 21, 2012. This letter sets forth our responses to comments received from the staff of the Division of Corporation Finance of the Commission by letter dated September 5, 2012, with respect to the issuer’s odd-lot tender offer, and indicates changes that were made to the offer to purchase in response to the staff’s comments. Other conforming changes were also made. For convenience of reference, each response is prefaced by the text of the staff’s corresponding comment in bold text. Page numbers in the responses correspond to the offer to purchase filed as Exhibit (a)(1)(i) to the Schedule TO.

Before I respond to specific comments, I think it is wise to discuss some general principles which are responsive to many of the questions below and which I imagine are different from most Schedule 13E-3 transactions. First, the maximum number of shares that may be purchased under this transaction is less than 1% of total shares outstanding, and the total maximum amount that may be expended by Heska is less than 1% of both market value and book value. Considering fairness in regard to non-tendering shareholders, including non-tendering unaffiliated shareholders, becomes a fleeting

Mellissa Campbell Duru, Special Counsel

United States Securities and Exchange Commission

September 14, 2012

concept with figures this small. Second, our focus on fairness to non-tendering shareholders, including non-tendering unaffiliated shareholders, is largely based on assets remaining within the corporation. In both cases, as any tendering shareholders have discretion to accept or reject the offer and are not to be subject to coercive participation, we believe the transaction is procedurally fair to tendering shareholders.

Please let me turn now to even more specific responses to each of your comments.

*    *    *    *    *    *

General

1.	Comment: It would appear that the offer is excepted from the tender offer rules, inclusive of the filing requirements on Schedule TO, pursuant to the parameters outlined in Rule 13e-4(h)(5). However, given that your offer is subject to Rule 13e-3, please revise and refile on Schedule 13e-3.

Response: Heska respectfully submits that its filing under cover of Schedule TO with respect to its odd-lot tender offer, which also, by coincidence, meets the definition of a “Rule 13e-3 Transaction” under the Securities Exchange Act of 1934, as amended, is proper under applicable Commission rules and related guidance. Heska refers the staff to General Instruction I to Schedule 13E-3, which states:

If the Rule 13e–3 transaction involves a tender offer, then a combined statement on Schedules 13E–3 and TO may be filed with the Commission under cover of Schedule TO (§240.14d–100). See Instruction J of Schedule TO (§240.14d–100). (Emphasis added).

Heska also refers the staff to General Instruction J to Schedule TO, which states:

If the tender offer disclosed on this statement involves a going-private transaction, a combined Schedule TO (§240.14d–100) and Schedule 13E–3 (§240.13e–100) may be filed with the Commission under cover of Schedule TO. The Rule 13e–3 box on the cover page of the Schedule TO must be checked to indicate a combined filing. All information called for by both schedules must be provided except that Items 1–3, 5, 8 and 9 of Schedule TO may be omitted to the extent those items call for information that duplicates the item requirements in Schedule 13E–3. (Emphasis added).

Mellissa Campbell Duru, Special Counsel

United States Securities and Exchange Commission

September 14, 2012

The foregoing general instructions clearly recite the Commission’s intentions as stated in the summary portion of its related proposing release[1] to “integrate the forms and disclosure requirements in issuer tender offers, third-party tender offers and going private transactions and consolidate the disclosure requirements in one location … and update the tender offer rules to clarify certain requirements and reduce compliance burdens where consistent with investor protection.”

The proposing release at Section II.D.1 continues:

In addition, we propose to permit a single filing to satisfy both the tender offer and going-private disclosure requirements. The disclosure items required by Schedules 14D-1, 13E-4 and 13E-3 could all be satisfied in one combined filing. For example, an affiliate engaging in a tender offer having a going-private effect could file a combined Schedule TO and Schedule 13E-3. Of course, all filing person(s) and applicable schedules would have to be identified on the cover page, but separate cover pages would not be required. Schedule 13E-3 would be filed separately when the underlying transaction was not a tender offer.

In permitting a combined tender offer and going-private filing, we would reduce the redundancy of having to file two schedules for what is essentially the same transaction. The disclosure requirements are generally satisfied in the same document—the offer to purchase. This will continue to be the case. (Emphasis added).

In seeking public comment with respect to its proposing release, the commission posed the following possible alternatives:

Alternatively, should the Schedule 13E-3 be eliminated entirely for most transactions? Instead, the tender offer schedule, registration statement and proxy statement cover page would have a check box indicating a going-private transaction is involved. The document would be required to contain all of the disclosure and signatures currently called for by Schedule 13E-3.\173\ (Emphasis added).

In footnote 173, the staff clarified that a Schedule 13E-3 would be required as a stand-alone filing “when a going-private transaction did not involve another Commission filing,” such as the combined Schedule TO filed by Heska and involved with its tender offer as contemplated by the Commission’s rules and general instructions. (Emphasis added). Examples of so-called going-private

[1]	Regulation of Takeovers and Security Holder Communications, Release No. 33-7607 (November 3, 1998) [63 FR 67331].

Mellissa Campbell Duru, Special Counsel

United States Securities and Exchange Commission

September 14, 2012

transactions that would not involve another Commission filing would include open market repurchase programs and block trade transactions effected pursuant to Rule 10b-18 under the Exchange Act or short-form mergers. Absent a separate and specific Schedule 13E-3 filing obligation for those transactions, for which no other possible Commission filing is available, an issuer would necessarily effect those going-private transactions without making any filing with the Commission and without providing any disclosure to investors.

The Commission’s final rules on this topic[2] reiterate the positions taken by the Commission in its proposing release and culminating in the corresponding general instructions to the Schedules 13E-3 and TO, as follows:

As a result, the information required by Schedules 14D-1, 13E-4 and 13E-3 can be disclosed in one combined filing.\144\ We believe that these revisions will reduce the need to file two or more schedules for what is essentially the same transaction.

[FN] 144 For example, an affiliate engaged in a tender offer having a going-private effect can now file a Schedule TO that also serves as a Schedule 13E-3. All filing persons and applicable schedules must be identified on the cover page. Separate cover pages are not required. Of course, a Schedule 13E-3 must be filed independently when the underlying transaction is not a tender offer. (Emphasis added)

Moreover, Heska believes that filing on Schedule TO better reflects the substantive nature of its tender offer and that filing on Schedule 13E-3 now is likely to confuse investors about the tender offer’s intent, irrespective of the clear disclosure contained in the related offer to purchase governing the tender offer. The transaction is not being effected to cease reporting with the Commission. The transaction is motivated by Heska’s desire to utilize a portion of available cash in an effective manner and to provide eligible stockholders the opportunity to obtain liquidity in Heska’s shares while incurring potentially lower transaction costs. That this tender offer is also considered a Rule 13e-3 transaction requiring special disclosure under Rule 13e-3 of the Exchange Act is a matter of technical consequence, but reflects neither the substance of the transaction nor its intent. Heska has clearly stated on the cover page and on pages 2, 5, 6, and 8 in the offer to purchase that it and its board of directors currently intend for Heska to remain a public company for the foreseeable future, with its shares of common stock to remain listed on the Nasdaq Stock Market. Under these circumstances, Heska believes that changing the cover for the offer from a Schedule TO to a Schedule

[2]	Final Rule: Regulation of Takeovers and Security Holder Communications, Release No. 33-7760 (October 26, 1999).

Mellissa Campbell Duru, Special Counsel

United States Securities and Exchange Commission

September 14, 2012

13E-3, when not required by applicable Commission rules to do so, would be confusing and potentially misleading to investors.

In light of the foregoing, Heska again respectfully submits that filing a Schedule TO in connection with this transaction fits within the plain meaning of the Commission’s instructions and also best reflects the substantive nature of the transaction.

Exhibit 1(i)- Offer to Purchase

2.	Comment: Please refer to disclosure of the Board’s conclusion that the offer is fair to “affiliated and unaffiliated stockholders of the company, whether or not such stockholders are eligible to participate...” Item 1014(a) of Regulation M-A requires an assessment of fairness of the transaction to unaffiliated stockholders. Please revise throughout to clarify the conclusions as to fairness of the offer to unaffiliated stockholders who are eligible and those who are ineligible to participate in the offer. This comment also applies to the discussion commencing on page 10.

Response: Heska believes that its references to all “stockholders” necessarily cover the subset of stockholders who are “affiliated and unaffiliated stockholders” of Heska, eligible to participate in the offer or not, and that its disclosures therefore adequately address the Commission’s disclosure requirements. Nevertheless, Heska has revised the disclosure on pages 2, 7, 10, and 11 of the offer to purchase in response to this staff comment.

Questions and Answers, page 3

If I am not eligible to participate in the offer, why have I been sent these materials..., page 3

3.	Comment: To provide further context to disclosure in the second paragraph under this heading, clarify further that the securities laws consider the transaction to be a going private transaction because of the reasonable likelihood that it will result in a going private effect.

Response: Heska has revised the disclosure on page 3 of the offer to purchase in response to this staff comment.

Will Heska remain a public company after the completion of the offer..., page 5

4.	Comment: Supplement your disclosure in this response or provide a cross reference to disclosure elsewhere in the Offer to Purchase that outlines the disadvantages associated with deregistration under the Exchange Act and a delisting from the Nasdaq Stock Market.

Mellissa Campbell Duru, Special Counsel

United States Securities and Exchange Commission

September 14, 2012

Response: Heska has added on page 5 a cross-reference to the disclosure on page 7 of the offer to purchase in response to this staff comment.

Determination of Fairness of Offer by our Board of Directors, page 10

5.	Comment: Much of the disclosure in this section addresses fairness to all stockholders. As noted in comment 2, please revise the disclosures regarding fairness of the transaction throughout the document to separately address fairness to unaffiliated stockholders who are eligible to participate from those who will be ineligible to participate in the offer.

Response: Reference is made to Heska’s response to staff comment 2 herein. As indicated in that response, and in response to this staff comment, Heska has revised the disclosure on pages 2, 7, 10, and 11 of the offer to purchase.

6.	Comment: Please expand your discussion of the Board’s consideration of Heska’s “financial performance to date”, in arriving at what you describe as a “fair and equitable price”. Identify, for example, specific aspects of the company’s performance and any quantitative analysis that the Board considered in deriving the offer price. Also, if material, describe in further detail, how the Board arrived at a price in light of restrictions imposed by the Credit Agreement.

Response: Heska supplementally advises the staff that its board of was generally aware of and considered Heska’s “financial performance to date” at the time of the decision to approve the transaction, including primarily the resulting book value per share as of June 30, 2012, together with a number of other factors, including those listed in the offer to purchase, in determining whether $8.50 per share was an appropriate amount to pay for the shares under the articulated circumstances. The board of directors more broadly considered Heska’s financial performance to, among other things, confirm that the amount of cash expected to be used in the offer would not materially decrease cash on hand or limit working capital for ongoing operations. There was no further quantitative analysis or specific algorithm used to calculate the $8.50 per share offer price. Heska has revised its disclosure on pages 10 and 11 to clarify these points.

Heska supplementally advises the staff that its board of directors did not consider the restrictions of the Credit Agreement in arriving at the offer price. Rather, after the price was determined, Heska’s management simply confirmed its expectation that anticipated odd-lot repurchases could be made under the existing terms of the Credit Agreement.

7.

Comment: Please provide more analysis of why the company is seeking to effect the transaction, which has the potential to result in a going private effect, at this time as opposed to other times in the company’s operating history. See Item 1013(c) of Regulation M-A.

Mellissa Campbell Duru, Special Counsel

United States Securities and Exchange Commission

September 14, 2012

Response: Heska supplementally advises the staff that this topic was not specifically discussed at the board of directors meeting approving this transaction. Heska announced its first dividend payment on February 24, 2012. In August 2012 – the month the transaction was approved – the market price of Heska stock reached lows not seen since Heska announced its intention to return capital to stockholders. This factored into Heska management’s decision to recommend the transaction to the board of directors. In addition, Heska believes that the temporal element of the referenced disclosure requirement is inapposite for this tender offer inasmuch as the disclosure is intended to elicit information about why an issuer would seek to undertake a transaction “at this time” that would enable it to cease reporting with the Commission and go private. Heska has disclosed throughout the document that it has no such present intention, and there is no correlation between the timing of this tender offer and the Rule 13e-3 disclosure requirements concerning when a company in its corporate lifecycle might choose to go private and cease reporting with the Commission. Heska has, however, in light of these Rule 13e-3 disclosure requirements, provided information throughout the offering document to the extent deemed material the reasons it determined to conduct the odd-lot tender offer at this time, including (i) to utilize a portion of its cash while it is currently available in an effective manner to return value to stockholders at a price per share that is attractive to Heska at the time of the offer and that is consistent with its previously disclosed dividend and stock buyback practices, and (ii) to provide stockholders owning 99 or fewer shares the opportunity to obtain liquidity in their shares. Heska respectfully submits, therefore, that it has complied in all material respects with this disclosure requirement and that any additional specific disclosure about why it would effect an odd-lot tender offer now rather than at any another time would not be meaningful to investors or an investment decision, in particular when, as here, Heska has no current intention to do now what the disclosure obligation is intending to flesh out.

8.	Comment: Please disclose the other prices, if any, that the Board believed would be a “fair and motivating price” for stockholders to tender. If other prices were considered and rejected, please explain the fairness considerations that the Board undertook when it rejected other prices.

Response: As disclosed, Heska believes a “fair and motivating price” is in part determined by market conditions, which typically change every trading day. Management presented the $8.50 price per share for consideration, and it was approved by the board after it considered facts available at the time in light of the factors discussed herein and in the offer to purchase. No other prices were considered and rejected by the board.

.

Mellissa Campbell Duru, Special Counsel

United States Securities and Exchange Commission

September 14, 2012

9.	Comment: You disclose that the Board considered current market prices and historical stock prices in determining the fairness of the purchase price. We refer you to the range of the closing high prices for the common stock during the last 52 weeks ended June 30, 2012 which ranged from $6.53 to $13.00. Given the premium to the purchase price at the high end of the range, please revise to further address how the Board considered historical prices and why it ultimately decided on the price of $8.50 per share.

Response: Heska supplementally advises the staff that current and historical market prices for Heska’s common stock were considered among a multitude of factors in arriving at the offer price, including as a frame of reference to assure the board of directors that it was not paying an irrational amount for the shares. It was felt that offering a premium to the then-current market price would be useful in obtaining initial interest from eligible investors. More specifically, the historical market prices were used as an indicator of volatility, which mainly factored into the determination of the premium to be offered over the current market price in an effort to mitigate the possibility of the offer price falling below market price during the offering period.

10.	Comment: Please explain in greater detail why the board did not consider the $9.12 book value per share as relevant as the market price for purposes of determining that the terms of the offer were fair to unaffiliated stockholders.

Response: Heska has revised the disclosure on page 11 of the offer to purchase in response to this staff comment.

Conditions to the Offer, page 12

11.	Comment: We note your reservation of the right to amend the offer at “any time and from time to time.” Please revise your disclosure to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that a least five business days remain in the offer following notice of the material change.

Response: Heska has revised the disclosure on page 13 of the offer to purchase in response to this staff comment.

12.

Comment: You disclose under this heading that should you fail to exercise any of your rights, such failure shall not “constitute a waiver of those rights.” Please be advised that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Mellissa Campbell Duru, Special Counsel

United States Securities and Exchange Commission

September 14, 2012

Response: Heska supplementally confirms its understanding of the staff’s position.

Expiration and Extension of the Offer..., page 13

13.	Comment: The disclosure regarding termination of the offer in the third paragraph under this heading is potentially confusing and duplicative of disclosure that appears in the first paragraph. Please remove duplicative disclosure and ensure you disclose that the offer can only be terminated if the conditions to the offer are not satisfied at or prior to the expiration of the offer.

Response: Heska has revised the disclosure on page 13 of the offer to purchase in response to this staff comment.

Incorporation of Certain Documents by Reference, page 20

14.	Comment: Advise us of the authority upon which the company relies to incorporate documents filed in the future by reference. Alternatively, revise this section to affirmatively state that Heska Corporation will amend the Schedule 13E-3 to the extent it determines that it must incorporate by reference any documents filed in the future.

Response: Heska has revised the disclosure on page 21 of the offer to purchase in response to this staff comment.

*    *    *    *    *    *

Heska Corporation acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the Schedule TO/A; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO/A; and (iii) Heska Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact Jason A Napolitano, Executive Vice President and Chief Financial Officer, who can be reached at (970) 493-7272, extension 4105.

Mellissa Campbell Duru, Special Counsel

United States Securities and Exchange Commission

September 14, 2012

Very truly yours,

HESKA CORPORATION

By:	/s/ Jason A. Napolitano
Jason A. Napolitano
Executive Vice President and Chief
Financial Officer

Enclosures

cc: Scott A. Berdan, Holland & Hart LLP